FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of February 28, 2003

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.
1710-1040 West Georgia Street
Vancouver, B.C., Canada V6E 4H1
Tel: 604-689-8927; Fax: 604-689-8907
E-mail: info@vannessa.com
Website: www.vannessa.com
SEC File: 12G3-2(b) #82-4473; 20-F 000-30462
TSX: VVV
OTC-BB: VNVNF
Berlin: VVT - WKN 914781


                   VANNESSA'S LAS CRISTINAS COURT CASES ADVANCE

VANCOUVER, B.C. FEBRUARY 18, 2003 - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB:
VNVNF, Berlin: VVT - WKN 914781) is pleased to announce that the court action to nullify the cancellation of the Minera Las Cristinas C.A. (MINCA) contract by Venezuela's state-owned Corporacion Venezolana de Guayana (CVG) is progressing. In addition, MINCA's court proceedings against CVG for contractual non-compliance have been admitted for hearing by the Supreme Court. The case will deal with CVG's actions as a shareholder of MINCA and its obstruction of MINCA's attempts at advancing the project.

MINCA, 95 % owned by Vannessa's wholly owned subsidiary in Venezuela, is the holder of a work contract to develop the Las Cristinas Project and has invested over US$170 million to advance the project to the feasibility stage with a proven gold reserve exceeding 11 million ounces.

In August 2001, CVG advised MINCA of its intent to cancel the contract and refused to follow the arbitration process as agreed to in the CVG/MINCA contract. In November 2001, CVG unilaterally cancelled the MINCA contract and, without any legal court order, engaged military personnel to take possession of the mine and of MINCA's assets.

Vannessa de Venezuela, C.A. filed an action in the Venezuelan Supreme Court asking the court to reverse the CVG cancellation of the Contract and to restore the contract effective to the cancellation date.

This legal action is now proceeding. Last week, CVG made its case for the unilateral cancellation of the contract by alleging MINCA's lack of reporting over a four-semester period and referring to the fact that no start-up of the Mine occurred after July 15, 2001. MINCA filed its evidence, which included proof that the requested reports were in fact in the possession of CVG when it made its allegations that MINCA had not filed the reports.

MINCA also maintained that it was at no time to blame for lack of development. In 1997, a title dispute between Inversora Mael (a Crystallex subsidiary) and CVG caused mine construction to be suspended until a Supreme Court ruling in 1998 confirmed CVG's rights due to the fact that, among other reasons, Mael had no standing in court to bring forward a title challenge since it never held mining rights to the properties. With the price of gold dropping below US$300, CVG and MINCA agreed to a suspension of construction until July 15, 2001. Furthermore, the parties hired an international investment bank to help find a solution for the impasse; however the bank terminated its involvement citing a complete lack of co-operation by CVG. MINCA also provided written evidence that CVG prohibited its directors from attending MINCA's directors meetings to approve planned project developments and therefore willfully obstructed MINCA from proceeding with its development plans.

Vannessa has also formally notified the Venezuelan Government of its intent to enact international arbitration under the Venezuelan-Canadian Agreement for Promotion and Protection of Investments.

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: *******

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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